Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

Exhibit 8.1

Subsidiaries of the Registrant

Subsidiary	Country of Incorporation
Shahal Haifa Medical Services Ltd.	Israel
Shahal Rashlatz- Rehovot Medical Services Ltd. (“Shahal Rashlatz”)	Israel
Mediton Medical Centers Chain Ltd. (“Mediton”)	Israel
Medishur Ltd.	Israel
Mediton - Adam Ltd.	Israel
SHL Telemedicine International Ltd. (“SHL INT”)	Israel
SHL Telemedicine B.V (“SHL BV”)	The Netherlands
Personal Healthcare Telemedicine Services Europe B.V. (“PHTS”)	The Netherlands
SHL Telemedizin GmbH (“SHL Telemedizin”)	Germany
Almeda GmbH	Germany
Jumedi GmbH	Germany
Gesellschaft für Patientenhilfe DGP mbH	Germany
SHL Telemedicine USA, Inc.	USA (Delaware)
SHL Telemedicine CYP Ltd. (“SHL Cyprus”)	Cyprus
SHL Telemedicine India Private Limited	India